Schedule A

Pursuant to paragraph 3 of this Contract, each class will pay a management fee at the annual rate set forth below of the average daily net assets of the class (computed in the manner set forth in the Trust Instrument) throughout the month.

Class	Rate	Effective Date
Retail Class	1.00%	May 1, 2024

Class A	1.00%	May 1, 2024

Class M	1.00%	May 1, 2024

Class C	1.00%	May 1, 2024

Class I	1.00%	May 1, 2024

Class Z	0.95%	May 1, 2024

FIDELITY GREENWOOD STREET TRUST
on behalf of Fidelity Equity Market Neutral Fund

	By	/s/ Heather Bonner
Heather Bonner President and Treasurer

FIDELITY DIVERSIFYING SOLUTIONS LLC

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	By	/s/ Christopher J. Rimmer
Christopher J. Rimmer Treasurer